UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	THL Credit Secured Floating Rate Debt, Ltd.

Address of Principal Business Office:	100 Federal Street 31st Floor Boston, MA 02110

Telephone Number:	(800) 450-4424

Name and Address of Agent for Service of Process:	James K. Hunt Chief Executive Officer THL Credit Secured Floating Rate Debt, Ltd. 100 Federal Street 31st Floor Boston, MA 02110

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 21st day of August, 2013.

THL Credit Secured Floating Rate Debt, Ltd.

/s/ James K. Hunt
Name:	James K. Hunt
Title:	Chief Executive Officer and Chief Investment Officer

Attest:	/s/ Terrence W. Olson
Name: Terrence W. Olson
Title: Chief Financial Officer